Exhibit 99.1

OR IMMEDIATE RELEASE:	March 17, 2015	PR 15-03

Atna Resources Ltd. Reports Fourth Quarter and 2014 Fiscal Year Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today reported audited financial and operating results for the Company’s year ended December 31, 2014. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR and EDGAR or on our website at www.atna.com.

2014 Highlights

Financial Results

•	Adjusted EBITDA was $5.1 million in 2014, compared to $5.4 million in 2013.
•	Net working capital (current assets less current liabilities) as of December 31, 2014 was $12.1 million, inclusive of $2.2 million of cash.
•	Operating cash flow in 2014, exclusive of changes in working capital, was $0.4 million, while net cash used in operating activities was $0.6 million.
•	Total liabilities were reduced by $2.1 million in 2014, a reduction of 6.0 percent.
•	In January 2014, the Company refinanced $22.0 million of current obligations with a 2-year credit facility, and in August 2014, the Company closed a private placement of equity netting $1.8 million.
•	A net loss of $15.4 million, ($0.08) per weighted average share was recognized and included a $1.0 million impairment of unamortized development costs and an inventory write-down of $4.2 million.

Operating Results

•	Gold ounces sold increased 3 percent to 32,800 ounces in 2014 from 31,700 ounces in 2013.
•	Revenue declined 8 percent to $41.5 million in 2014 due to an 11 percent decrease in gold price, partially offset by increased gold sales.
•	The Briggs Mine generated $6.7 million in operating cash flow in 2014, and the Pinson Underground Mine, operating with one crew in the second half of 2014, used $1.5 million in cash for operating activities in the full-year 2014.
•	General and administrative, exploration, and care and maintenance expenses in combination declined $2.0 million or 30 percent.
•	The average cash cost per ounce remained about the same as in 2013, decreasing less than 1 percent, to $1,037 per ounce.
•	The Company’s average all-in sustaining cost (AISC) decreased by 4 percent to $1,193 per ounce in 2014 from $1,249 in 2013.
•	Pinson Underground re-started in June 2014, and a total of 9,010 tons of ore at an average grade of 0.402 ounce per ton were mined, containing approximately 3,620 ounces of gold. Gold ore sales contained approximately 2,950 ounces, while payable ounces sold were 1,950.
•	Atna completed an NI 43-101 compliant Technical Report titled “Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” detailing resources and reserves for both the Pinson Underground and the Mag Pit.

Highlights for Fourth Quarter 2014

•	Revenues totaled $10.8 million in Fourth Quarter 2014, an increase of 7 percent relative to revenues of $10.1 million in Third Quarter 2014.
•	Gold ounces sold increased 14 percent to approximately 8,922 ounces; however the average selling price declined 6 percent to $1,204 per ounce.
•	Pinson Underground’s cash cost per ounce decreased from $1,382 in the Third Quarter to $933 in the Fourth Quarter as gold production increased 6 percent to 1,800 ounces. AISC decreased from $1,816 to $1,077 per ounce, a decrease of 41 percent, in Fourth Quarter 2014.
•	Briggs generated $0.1 million in operating cash flow in Fourth Quarter 2014, while Pinson Underground generated $0.3 million in operating cash flow.
•	Cash flows from investing activities provided the Company $8.8 million net, principally from the sale of Reward and Clover for $10.0 million.
•	$5.0 million of cash was used to prepay debt and the interest accrued on it, without prepayment penalty.
•	A net loss of $4.5 million, exclusive of impairments and write-downs, was recognized in Fourth Quarter 2014.

Outlook

The Company is targeting production of 55,000 to 65,000 ounces of gold, combined, from both Briggs and Pinson in 2015. The consolidated average cash cost of gold is expected to be between $800 and $900 per ounce sold, and all-in sustaining cost (AISC) is expected to be between $890 and $990 per ounce sold in 2015.

Qualified Person

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

About Atna Resources

Atna operates the Briggs mine (“Briggs”) located in Inyo County, California, which commenced commercial gold production in July 2009 and the Pinson Underground gold mine (“Pinson Underground”) near Winnemucca, Nevada, which re-commenced production in June 2014.

Development assets include the Mag Open-pit project adjacent to the Pinson Underground mine for which a positive pre-feasibility study was completed in 2014. The Columbia gold project (“Columbia”) located near Lincoln, Montana, is a feasibility-study-stage project.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 13, 2015.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Audited)

	December 31,	December 31,
	2014	2013
BALANCE SHEETS
ASSETS
Current assets	$21,780,600	$20,296,500
Noncurrent assets	74,464,800	91,980,800
Total assets	96,245,400	112,277,300
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	9,682,200	27,336,300
Notes payable - long term	18,806,000	1,430,400
Noncurrent liabilities	5,178,000	7,000,600
Shareholders' equity	62,579,200	76,510,000
Total liabilities and shareholders’ equity	$96,245,400	$112,277,300

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014	2013	2014	2013
STATEMENTS OF OPERATIONS
Revenues	$10,791,100	$10,699,000	$41,484,300	$45,035,100
Cost of sales	8,985,800	7,996,500	34,226,000	33,299,800
Depreciation and amortization, cost of sales	2,205,600	2,279,600	7,992,400	7,015,100
Adjust inventory to net realizable value, cost of sales	3,018,900	1,830,100	4,150,400	2,595,600
Impairment of non-current assets, net	1,010,800	33,090,100	935,300	33,090,100
Depreciation - G&A	10,900	57,600	132,300	173,500
General and administrative	807,800	1,172,300	3,588,500	4,842,100
Exploration	11,000	318,100	308,400	703,900
Property maintenance expense	93,200	257,900	797,400	1,132,200
Provision for site restoration	676,700	(568,600)	676,700	(568,600)
Interest and other expense, net	2,490,000	1,828,100	4,034,500	2,342,700
Net income before income tax	(8,519,600)	(37,562,700)	(15,357,600)	(39,591,300)
Income tax expense	(2,600)	(10,604,700)	(2,600)	(10,028,300)
Net loss	(8,522,200)	(48,167,400)	(15,360,200)	(49,619,600)
Other comprehensive (loss) income	(1,600)	433,900	(1,480,300)	962,200

Basic and diluted (loss) income per share	$(0.04)	$(0.26)	$(0.08)	$(0.32)
Basic and diluted weighted-average shares outstanding	207,291,978	183,379,554	196,524,869	155,721,306

CASH FLOWS
Cash and cash equivalents, beginning of period	$644,000	$2,822,100	$789,900	$19,342,900
Net cash (used in) provided by operating activities	(1,030,100)	1,521,500	(643,200)	8,307,100
Net cash provided by (used in) investing activities	8,768,700	(1,835,100)	3,483,500	(22,459,000)
Net cash used in financing activities	(6,219,000)	(1,706,400)	(1,450,000)	(4,233,400)
Effect of exchange rate changes on cash	(1,400)	(12,200)	(18,000)	(167,700)
Cash and cash equivalents, end of period	$2,162,200	$789,900	$2,162,200	$789,900

Adjusted EBITDA and operating cash flows exclusive of changes in working capital	For the years ended December 31,
	2014	2013
Net loss	$(15,360,200)	$(49,619,600)
Deferred income tax expense adjustments	-	10,327,500
Loss on asset disposals	1,690,400	330,600
Unrealized loss (gain) on derivatives	14,500	(1,080,800)
Provision for site restoration	676,700	(568,600)
Impairment, net of recoveries, of non-current assets	935,300	33,090,100
Current tax expense (recovery)	2,600	(299,200)
Interest expense	4,844,100	3,445,600
Depreciation and amortization, cost of sales	7,992,400	7,015,100
Adjust inventory to net realizable value, cost of sales, otherwise reportable as depreciation	4,150,400	2,595,600
Depreciation - G&A only	132,300	173,500
EBITDA	$5,078,500	$5,409,800

Net cash (used in) provided by operating activities	$(643,200)	$8,307,100
Cash (used for) provided by funding of Changes in operating assets and liabilities	(1,033,300)	4,068,100
Operating cash flows exclusive of changes in working capital	$390,100	$4,239,000